UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F/A

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Legg Mason Investment Trust Inc.

3.	Securities and Exchange Commission File No.: 811-09613

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application	☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 International Drive, 7th Floor

Baltimore, MD 21202

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard M. Wachterman

100 International Drive, 7th Floor

Baltimore, MD 21202

(410)-454-5313

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Legg Mason Partners Fund Advisor, LLC

620 8th Avenue, 49th Floor

New York, NY 10018

(212)-857-7833

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end	☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Legg Mason Capital Management, LLC

100 International Drive, 18th Fl

Baltimore, MD 21202

Legg Mason Capital Management, Inc.

100 International Drive, 18th Fl

Baltimore, MD 21202

LMM, LLC

100 International Drive, 19th Fl

Baltimore, MD 21202

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Legg Mason Investor Services, LLC

100 International Drive

Baltimore, MD 21202

13.	If the fund is a unit investment trust (“UIT”) provide:

N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state: Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

February 24, 2012

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes	☒ No

If Yes, state the date on which the shareholder vote took place:

N/A

If No, explain:

The merger did not require approval by the fund’s shareholders pursuant to Rule 17a-8 under the Investment Company Act. Furthermore, pursuant to Maryland law and the fund’s organizational documents, a shareholder vote was not required. The sole purpose of the merger was to change the fund’s form of organization.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

April 30, 2012

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The merger involved a reorganization of the sole series of the fund into another shell entity in order to change the form of organization of the fund. At the time of the transaction, each shareholder’s account was credited with the number of full and fractional shares of Legg Mason Capital Management Opportunity Trust, a new shell series of Legg Mason Investment Trust, a Maryland statutory trust, equal to the number of full and fractional shares of the fund that the shareholder held at the time of the merger, by class.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

N/A

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $37,367.22

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Printing expenses:	$1,200
Solicitation expenses:	$0
Postage:	$0
Mailing:	$0

(iv)	Total expenses (sum of lines (i)-(iii) above): $38,567.22

(b)	How were those expenses allocated? All expenses were borne by the fund.

(c)	Who paid those expenses? Please see the response to Question 22(b).

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the series of the fund surviving the Merger: Legg Mason Capital Management Opportunity Trust, a series of Legg Mason Investment Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-22670

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Nos. 333-179640; 811-22670

Form N-1A (A form of the reorganization agreement was incorporated by reference to the form of reorganization agreement filed on December 13, 2011 as an exhibit to a 485a filing under File Nos. 333-162441; 811-22338)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F/A application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Legg Mason Investment Trust, Inc., (ii) he is the Assistant Secretary of Legg Mason Investment Trust, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F/A application have been taken. The undersigned also states that the facts set forth in this Form N-8F/A application are true to the best of his knowledge, information, and belief.

(Signature)

/s/ Richard M. Wachterman
Richard M. Wachterman
Assistant Secretary